# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: newcleo plc, CIK 0002131813
CUSIP: G6448L103
Title of class of securities: Ordinary Shares, par value $0.02288 per share
Address of issuer's principal executive offices: 55 South Audley Street, London, United Kingdom (X0), W1K 2QH
Date of event which requires filing of this statement: 09/21/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001666848

## Reporting persons
- Fin Posillipo S.p.A.: type of reporting person: corporation (CO); citizenship or place of organization: Italy (L6); sole voting power 20,301,194; shared voting power 0; sole dispositive power 20,301,194; shared dispositive power 0; aggregate amount beneficially owned 20,301,194 (7.2% of the class)
  Comment: Consists of 20,301,194 Ordinary Shares held of record by Fin Posillipo S.p.A., which holds sole voting and dispositive power over such Ordinary Shares. Raffaele Petrone is the ultimate beneficial owner of Fin Posillipo S.p.A. and, by virtue of his control of Fin Posillipo S.p.A., may be deemed to share voting and dispositive power over such Ordinary Shares. The percentage set forth herein is calculated based upon 281,534,950 Ordinary Shares of the Issuer issued and outstanding as of the date hereof. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly on their behalf in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.
- Raffaele Petrone: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); sole voting power 0; shared voting power 20,301,194; sole dispositive power 0; shared dispositive power 20,301,194; aggregate amount beneficially owned 20,301,194 (7.2% of the class)
  Comment: Consists of 20,301,194 Ordinary Shares held of record by Fin Posillipo S.p.A. Mr. Petrone holds no Ordinary Shares of record. Mr. Petrone is the ultimate beneficial owner of Fin Posillipo S.p.A. and, by virtue of his control of Fin Posillipo S.p.A., may be deemed to share voting and dispositive power over the Ordinary Shares held of record by Fin Posillipo S.p.A. Mr. Petrone disclaims beneficial ownership of such Ordinary Shares, except to the extent of any pecuniary interest therein. The percentage set forth herein is calculated based upon 281,534,950 Ordinary Shares of the Issuer issued and outstanding as of the date hereof. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly on their behalf in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

## Item 1. Issuer
Name of issuer: newcleo plc
Address of issuer's principal executive offices: 55 South Audley Street, London, United Kingdom, W1K 2QH

## Item 2. Person Filing
Name of person filing: Fin Posillipo S.p.A.; Raffaele Petrone (each a "Reporting Person" and, together, the "Reporting Persons").
Address of principal business office or, if none, residence: The address for each Reporting Person is: Viale della Liberazione 111, 80125 Naples (NA), Italy.
Citizenship: Fin Posillipo S.p.A. is a corporation organized under the laws of Italy. Raffaele Petrone is a citizen of Italy.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Fin Posillipo S.p.A. - 20,301,194; Raffaele Petrone - 20,301,194
Percent of class: Fin Posillipo S.p.A. - 7.2%; Raffaele Petrone - 7.2%
Sole power to vote or to direct the vote: Fin Posillipo S.p.A. - 20,301,194; Raffaele Petrone - 0
Shared power to vote or to direct the vote: Fin Posillipo S.p.A. - 0; Raffaele Petrone - 20,301,194
Sole power to dispose or to direct the disposition: Fin Posillipo S.p.A. - 20,301,194; Raffaele Petrone - 0
Shared power to dispose or to direct the disposition: Fin Posillipo S.p.A. - 0; Raffaele Petrone - 20,301,194

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Agreement pursuant to Rule 13d-1(k)(1) by and among Fin Posillipo S.p.A. and Raffaele Petrone.

## Signatures
- Fin Posillipo S.p.A.: /s/ Carmine Petrone, Carmine Petrone, Chairman of the Board of Directors (11/12/2026)
- Raffaele Petrone: /s/ Raffaele Petrone, Raffaele Petrone, individually (11/12/2026)